SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                             Oglebay Norton Company
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    677007205
                                 (CUSIP Number)

                                   May 8, 2006
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 19 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                              (Page 1 of 19 Pages)
                              Exhibit List: Page 19

CUSIP No. 677007205                  13G                  Page 2 of 19 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                                          GSO Special Situations Fund LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      22,748 shares of Common Stock; shares of Preferred Stock convertible into 81,500 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      22,748 shares of Common Stock; shares of Preferred Stock convertible into 81,500 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
              22,748 shares of Common Stock; shares of Preferred Stock convertible into 81,500 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
              .62% Common Stock + 2.21% Common Stock (through conversion of the Preferred Stock if converted) = 2.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 677007205                  13G                  Page 3 of 19 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                GSO Special Situations Overseas Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      22,399 shares of Common Stock; shares of Preferred Stock convertible into 80,474 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      22,399 shares of Common Stock; shares of Preferred Stock convertible into 80,474 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
               22,399 shares of Common Stock; shares of Preferred Stock
               convertible into 80,474 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
              .61% Common Stock + 2.19% Common Stock (through conversion of the Preferred Stock if converted) = 2.8%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 677007205                  13G                  Page 4 of 19 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                   GSO Special Situations Overseas Benefit Plan Fund Ltd.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      2,108 shares of Common Stock; shares of Preferred Stock convertible into 7,561 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      2,108 shares of Common Stock; shares of Preferred Stock convertible into 7,561 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
              2,108 shares of Common Stock; shares of Preferred Stock convertible into 7,561 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
              .06% Common Stock + .21% Common Stock (through conversion
              of the Preferred Stock if converted) = .3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              CO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 677007205                  13G                  Page 5 of 19 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

                          GSO Credit Opportunities Fund (Helios), L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Cayman Islands
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      18,816 shares of Common Stock; shares of Preferred Stock convertible into 67,527 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      18,816 shares of Common Stock; shares of Preferred Stock convertible into 67,527 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
              18,816 shares of Common Stock; shares of Preferred Stock convertible into 67,527 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
              .51% Common Stock + 1.84% Common Stock (through conversion of the Preferred Stock if converted) = 2.4%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

 CUSIP No. 677007205                  13G                  Page 6 of 19 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                              GSO Capital Partners LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
              66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
              1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 677007205                  13G                  Page 7 of 19 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                GSO LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
              66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
              1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 677007205                  13G                  Page 8 of 19 Pages

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                Bennett J. Goodman
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
              66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
              1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 677007205                  13G                  Page 9 of 19 Pages

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               J. Albert Smith III
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      66,071 shares of Common Stock; shares of Preferred Stock
                     convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
              66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
               1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 677007205                  13G                  Page 10 of 19 Pages

     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                               Douglas I. Ostrover
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                                              United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                              -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                              -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                      66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
              66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
              1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                              IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 677007205                  13G                  Page 11 of 19 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is Oglebay Norton Company (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at North Point Tower, 1001 Lakeside Ave., 15th Floor, Cleveland, OH 44114-1151.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) GSO Special Situations Fund LP, a Delaware limited partnership, ("GSO SS") with respect to the shares of Common Stock directly owned by it or issuable upon the conversion of Series A convertible preferred stock (the "Preferred Stock") directly owned by it;
         (ii) GSO Special Situations Overseas Fund Ltd., a Cayman Islands exempted company, ("GSO Overseas") with respect to the shares of Common Stock directly owned by it or issuable upon the conversion of Preferred Stock directly owned by it;
        (iii) GSO Special Situations Overseas Benefit Plan Fund Ltd., a Cayman Islands exempted company, ("GSO Overseas BP") with respect to the shares of Common Stock directly owned by it or issuable upon the conversion of Preferred Stock directly owned by it;
         (iv) GSO Credit Opportunities Fund (Helios), L.P., a Cayman Islands exempted limited partnership ("Helios"), with respect to the shares of Common Stock directly owned by it or issuable upon the conversion of Preferred Stock directly owned by it;
          (v) GSO Capital Partners LP, a Delaware limited partnership (the "Investment Manager"), which serves as the investment manager of each of GSO SS, GSO Overseas, GSO Overseas BP and Helios, with respect to the shares of Common Stock directly owned by each of them or issuable upon the conversion of Preferred Stock directly owned by each of them;
         (vi) GSO LLC, a Delaware limited liability company (the "General Partner"), which serves as the General Partner of the Investment Manager, with respect to the shares of Common Stock directly owned by each of GSO SS, GSO Overseas, GSO Overseas BP and Helios or issuable upon the conversion of Preferred Stock directly owned by each of them;
        (vii) Bennett J. Goodman, who serves as a Managing Member of the General Partner, with respect to the shares of Common Stock directly owned by each of GSO SS, GSO Overseas, GSO Overseas BP and Helios or issuable upon the conversion of Preferred Stock directly owned by each of them;
       (viii) J. Albert Smith III, who serves as a Managing Member of the General Partner, with respect to the shares of Common Stock owned by each of GSO SS, GSO Overseas, GSO Overseas BP and Helios or issuable upon the conversion of Preferred Stock directly owned by each of them;

CUSIP No. 677007205                  13G                  Page 12 of 19 Pages

         (ix) Douglas I. Ostrover, who serves as a Managing Member of the General Partner, with respect to the shares of Common Stock directly owned by each of GSO SS, GSO Overseas, GSO Overseas BP and Helios or issuable upon the conversion of Preferred Stock directly owned by each of them;

               The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is c/o GSO Capital Partners LP, 280 Park Avenue, 11th Floor, New York, NY 10017.

Item 2(c).     Citizenship:

     The Investment Manager and GSO SS are limited partnerships organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the state of Delaware. GSO Overseas and GSO Overseas BP are exempted companies organized under the laws of the Cayman Islands. Helios is an exempted limited partnership organized under the laws of the Cayman Islands. Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover are United States citizens.

Item 2(d).     Title of Class of Securities:

     Common Stock, $0.01 par value (the "Common Stock")

Item 2(e).     CUSIP Number:

     677007205

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]   Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]   Insurance Company as defined in Section 3(a)(19) of the
                     Act,

          (d)  [ ]   Investment Company registered under Section 8 of the
                     Investment Company Act of 1940,

          (e)  [ ]   Investment Adviser in accordance with
                     Rule 13d-1(b)(1)(ii)(E),

          (f)  [ ]   Employee Benefit Plan or Endowment Fund in accordance
                     with 13d-1(b)(1)(ii)(F),

CUSIP No. 677007205                  13G                  Page 13 of 19 Pages

          (g)  [ ]   Parent Holding Company or control person in accordance with
                     Rule 13d-1(b)(1)(ii)(G),

          (h)  [ ]   Savings Association as defined in Section 3(b) of the
                     Federal Deposit Insurance Act,

          (i)  [ ]   Church Plan that is excluded from the definition of an
                     investment company under Section 3(c)(14) of the Investment
                     Company Act of 1940,

          (j)  [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.

Item 4.   Ownership.

The percentages used in this Item 4 are calculated based upon 3,601,842 shares of Common Stock issued and outstanding as of March 10, 2006, as reported in the Issuer's Form 10-K filed on March 17, 2006, and 8,499,900 shares of Series A convertible preferred stock issued and outstanding as of March 31, 2006, which were convertible into 10,075026 shares of Common Stock as of that same date.

     A.   GSO Special Situations Fund LP
          (a) Amount beneficially owned: 22,748 shares of Common Stock; shares of Preferred Stock convertible into 81,500 shares of Common Stock
          (b) Percent of class: .62% Common Stock + 2.21% Common Stock (through conversion of the Preferred Stock if converted) = 2.8%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 22,748 shares of
                   Common Stock; shares of Preferred Stock convertible into 81,500 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 22,748 shares of Common Stock; shares of Preferred Stock convertible into 81,500 shares of Common Stock

     B.   GSO Special Situations Overseas Fund Ltd.
          (a) Amount beneficially owned: 22,399 shares of Common Stock; shares of Preferred Stock convertible into 80,474 shares of Common Stock
          (b) Percent of class: .61% Common Stock + 2.19% Common Stock (through conversion of the Preferred Stock if converted) = 2.8%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 22,399 shares of
                   Common Stock; shares of Preferred Stock convertible into 80,474 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 22,399 shares of Common Stock; shares of Preferred Stock convertible into 80,474 shares of Common Stock

CUSIP No. 677007205                  13G                  Page 14 of 19 Pages

     C.   GSO Special Situations Overseas Benefit Plan Fund Ltd.
          (a) Amount beneficially owned: 2,108 shares of Common Stock; shares of Preferred Stock convertible into 7,561 shares of Common Stock
          (b) Percent of class: .06% Common Stock + .21% Common Stock (through conversion of the Preferred Stock if converted) = .3%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 2,108 shares of
                   Common Stock; shares of Preferred Stock convertible into 7,561 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 2,108 shares of Common Stock; shares of Preferred Stock convertible into 7,561 shares of Common Stock

     D.   GSO Credit Opportunities Fund (Helios), L.P.
          (a) Amount beneficially owned: 18,816 shares of Common Stock; shares of Preferred Stock convertible into 67,527 shares of Common Stock
          (b) Percent of class: .51% Common Stock + 1.84% Common Stock (through conversion of the Preferred Stock if converted) = 2.4%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 18,816 shares of
                   Common Stock; shares of Preferred Stock convertible into 67,527 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 18,816 shares of Common Stock; shares of Preferred Stock convertible into 67,527 shares of Common Stock

     E.   GSO Capital Partners LP
          (a) Amount beneficially owned: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
          (b) Percent of class: 1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 66,071 shares of
                   Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock

CUSIP No. 677007205                  13G                  Page 15 of 19 Pages

     F.   GSO LLC
          (a) Amount beneficially owned: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
          (b) Percent of class: 1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 66,071 shares of
                   Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock

     G.   Bennett J. Goodman
          (a) Amount beneficially owned: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
          (b) Percent of class: 1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 66,071 shares of
                   Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock

     H.   J. Albert Smith III
          (a) Amount beneficially owned: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
          (b) Percent of class: 1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 66,071 shares of
                   Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock

CUSIP No. 677007205                  13G                  Page 16 of 19 Pages

     I.   Douglas I. Ostrover
          (a) Amount beneficially owned: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
          (b) Percent of class: 1.72% Common Stock + 6.18% Common Stock (through conversion of the Preferred Stock if converted) = 7.9%
          (c)  (i) Sole power to vote or direct the vote: -0-
              (ii) Shared power to vote or direct the vote: 66,071 shares of
                   Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock
             (iii) Sole power to dispose or direct the disposition: -0-
              (iv) Shared power to dispose or direct the disposition: 66,071 shares of Common Stock; shares of Preferred Stock convertible into 237,062 shares of Common Stock

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     Bennett J. Goodman, J. Albert Smith III and Douglas I. Ostrover are Managing Members of the General Partner, and in that capacity, direct its operations. The General Partner is the general partner of the Investment Manager, and in that capacity directs its operations. The Investment Manager is the investment manager of each of GSO SS, GSO Overseas, GSO Overseas BP and Helios, and in that respect holds discretionary investment authority for each of them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     See Item 2.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 677007205                  13G                  Page 17 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  May 17, 2006


                         GSO SPECIAL SITUATIONS FUND LP

                         By:  GSO Capital Partners LP
                              its Investment Advisor

                         By:  /s/ George Fan
                              -----------------------------------------
                              Name:  George Fan
                              Title: Chief Legal Officer/
                                     Chief Compliance Officer


                         GSO SPECIAL SITUATIONS OVERSEAS FUND LTD.

                         By:  GSO Capital Partners LP
                              its Investment Advisor

                         By:  /s/ George Fan
                              -----------------------------------------
                              Name:  George Fan
                              Title: Chief Legal Officer/
                                     Chief Compliance Officer


                         GSO SPECIAL SITUATIONS OVERSEAS BENEFIT
                         PLAN FUND LTD.

                         By:  GSO Capital Partners LP
                              its Investment Advisor

                         By:  /s/ George Fan
                              -----------------------------------------
                              Name:  George Fan
                              Title: Chief Legal Officer/
                                     Chief Compliance Officer

CUSIP No. 677007205                  13G                  Page 18 of 19 Pages


                         GSO CREDIT OPPORTUNITIES FUND (HELIOS), L.P.

                         By:  GSO Capital Partners LP
                              its Investment Advisor

                         By:  /s/ George Fan
                              -----------------------------------------
                              Name:  George Fan
                              Title: Chief Legal Officer/
                                     Chief Compliance Officer


                         GSO CAPITAL PARTNERS LP

                         By:  /s/ George Fan
                              -----------------------------------------
                              Name:  George Fan
                              Title: Chief Legal Officer/
                                     Chief Compliance Officer


                         GSO LLC

                         By:  Bennett J. Goodman
                              Managing Member

                         By:  /s/ George Fan
                              -----------------------------------------
                              Name:  George Fan
                              Title: Attorney-in-Fact


                         BENNETT J. GOODMAN

                         By:  /s/ George Fan
                              -----------------------------------------
                              Name:  George Fan
                              Title: Attorney-in-Fact


                         J. ALBERT SMITH III

                         By:  /s/ George Fan
                              -----------------------------------------
                              Name:  George Fan
                              Title: Attorney-in-Fact


                         DOUGLAS I. OSTROVER

                         By:  /s/ George Fan
                              ------------------------
                              Name:  George Fan
                              Title: Attorney-in-Fact

CUSIP No. 677007205                  13G                  Page 19 of 19 Pages


                                  EXHIBIT INDEX


Exhibit 1 - Joint Filing Agreement

Exhibit 2 - Power of Attorney, dated May 16 2006, granted by Bennett J.
            Goodman in favor of George Fan.

Exhibit 3 - Power of Attorney, dated May 16 2006, granted by J. Albert
            Smith III in favor of George Fan.

Exhibit 4 - Power of Attorney, dated May 16 2006, granted by Douglas I.
            Ostrover in favor of George Fan.

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT


            The undersigned hereby agree that this statement on Schedule 13G with respect to the Common Stock of Oglebay Norton Company, dated as of May 17, 2006, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


DATED:  May 17, 2006                 GSO Special Situations Fund LP

                                     By:  GSO Capital Partners LP
                                          its Investment Advisor

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                          Title: Chief Legal Officer/
                                                 Chief Compliance Officer


DATED:  May 17, 2006                 GSO SPECIAL SITUATIONS OVERSEAS FUND LTD.

                                     By:  GSO Capital Partners LP
                                          its Investment Advisor

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                          Title: Chief Legal Officer/
                                                 Chief Compliance Officer


DATED:  May 17, 2006                 GSO SPECIAL SITUATIONS OVERSEAS BENEFIT
                                     PLAN FUND LTD.

                                     By:  GSO Capital Partners LP
                                          its Investment Advisor

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                         Title:  Chief Legal Officer/
                                                 Chief Compliance Officer

DATED:  May 17, 2006                 GSO CREDIT OPPORTUNITIES FUND (HELIOS),
                                     L.P.

                                     By:  GSO Capital Partners LP
                                          its Investment Advisor

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                          Title: Chief Legal Officer/
                                                 Chief Compliance Officer


DATED:  May 17, 2006                 GSO CAPITAL PARTNERS LP

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                          Title: Chief Legal Officer/
                                                 Chief Compliance Officer

DATED:  May 17, 2006                 GSO LLC

                                     By:  Bennett J. Goodman
                                          Managing Member

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                          Title: Attorney-in-Fact


DATED:  May 17, 2006                 BENNETT J. GOODMAN

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                          Title: Attorney-in-Fact


DATED:  May 17, 2006                 J. ALBERT SMITH III

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                          Title: Attorney-in-Fact


DATED:  May 17, 2006                 DOUGLAS I. OSTROVER

                                     By:  /s/ George Fan
                                          ------------------------
                                          Name:  George Fan
                                          Title: Attorney-in-Fact

                                                                       EXHIBIT 2

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, BENNETT J. GOODMAN, hereby make, constitute and appoint GEORGE FAN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with GSO LLC and each of its affiliates or entities advised by me or GSO LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of May, 2006.


/s/ BENNETT J. GOODMAN
--------------------------------
Bennett J. Goodman

                                                                       EXHIBIT 3

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, J. ALBERT SMITH III, hereby make, constitute and appoint GEORGE FAN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with GSO LLC and each of its affiliates or entities advised by me or GSO LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of May, 2006.


/s/ J. ALBERT SMITH III
---------------------------------
J. Albert Smith III

                                                                       EXHIBIT 4

                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, DOUGLAS I. OSTROVER, hereby make, constitute and appoint GEORGE FAN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as Managing Member, member of or in other capacities with GSO LLC and each of its affiliates or entities advised by me or GSO LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 16th day of May, 2006.


/s/ DOUGLAS I. OSTROVER
--------------------------------
Douglas I. Ostrover